
Optimization

Autocallable Optimization Securities with Contingent Protection Linked to the Financial Select Sector SPDR® Fund

Tactical Strategies for Flat or Bullish Markets
JPMorgan Chase & Co.

UBS Wealth Management

You should rely only on the information contained in the relevant terms supplement, this product supplement, prospectus supplement or prospectus. We have not authorized anyone to provide information different from that contained in the relevant terms supplement, this product supplement, prospectus supplement or prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in the relevant terms supplement, this product supplement, prospectus supplement or prospectus is accurate only as of the date of the relevant terms supplement, this product supplement, prospectus supplement or prospectus regardless of the time of delivery of the relevant terms supplement or any sale of our securities.

TABLE OF CONTENTS

Product Supplement

	Page
Description Of Notes	PS-1
Risk Factors	PS-5
Use of Proceeds	PS-15
The Financial Select Sector SPDR® Fund	PS-16
Other Underlying Index Funds	PS-25
General Terms of Notes	PS-26
Certain U.S. Federal Income Tax Consequence	PS-33
Underwriting	PS-37
Notice To Investors	PS-39
Structured Product Characterization	PS-47
Benefit Plan Investor Considerations	PS-48

Prospectus Supplement

	Page
About this Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes	S-4
Description of Warrants	S-20
Description of Units	S-21
The Depositary	S-23
Series E Securities Offered on a Global Basis	S-25
United States Federal Taxation	S-28
Plan of Distribution	S-36
Legal Matters	S-37

Prospectus

	Page
Where You Can Find More Information	1
JPMorgan Chase & Co	3
Consolidated Ratios of Earnings to Fixed Charges	5
Use of Proceeds	5
Description of Debt Securities	6
Description of Warrants	13
Description of Units	18
Description of Purchase Contracts	22
Forms of Securities	24
Plan of Distribution	28
Experts	31
Legal Opinions	31
Benefit Plan Investor Considerations	31

Product supplement no. UBS-3-I
To prospectus dated December 1, 2005 and
prospectus supplement dated October 12, 2006

Registration Statement No. 333-130051
Dated November 5, 2008
Rule 424(b)(2)



JPMorgan Chase & Co.
Autocallable Optimization Securities with Contingent Protection Linked to an Index Fund

General

- JPMorgan Chase & Co. may offer and sell autocallable optimization securities with contingent protection linked to an index fund, which we refer to as the "notes," from time to time. This product supplement no. UBS-3-I describes terms that will apply generally to the autocallable optimization securities with contingent protection, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet, free writing prospectus or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets, free writing prospectuses and pricing supplements generally as terms supplements. A separate fund supplement will describe any index fund not described in this product supplement and to which the notes are linked. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any related fund supplement, the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.

- The notes are senior unsecured obligations of JPMorgan Chase & Co.

- Payment is linked to an Index Fund as described below.

- Under the circumstances described below, the notes will be automatically called before maturity and you will receive, for each $10 principal amount note, the Call Price applicable to the Observation Date on which the notes are called.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-35.

- Minimum denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.

- Investing in the notes is not equivalent to investing in the Index Fund, or the index the performance of which the Index Fund seeks to track, which we refer to as the Underlying Index, or any of the equity securities held by the Index Fund or included in the Underlying Index.

- The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Key Terms

Index Fund:	An index fund as specified in the relevant terms supplement (the "Index Fund").
Underlying Index:	An index, the performance of which the Index Fund seeks to track, as specified in the relevant terms supplement.
Call Feature:	Unless otherwise specified in the relevant terms supplement, if the closing price of one share of the Index Fund on any Observation Date is greater than or equal to the Initial Share Price (or the Call Strike, if applicable), the notes will be automatically called for a cash payment equal to the Call Price applicable to such Observation Date.

(continued on next page)

Investing in the Autocallable Optimization Securities with Contingent Protection involves a number of risks. See "Risk Factors" beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. UBS-3-I, the accompanying prospectus supplement and prospectus, any related fund supplement or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.   JPMorgan

November 5, 2008

Key Terms (continued)

Call Price: For each Observation Date, a fixed amount in cash for each $10 principal amount note as specified in the relevant terms supplement.

Call Strike: If applicable, the relevant terms supplement will specify the minimum closing price of one share of the Index Fund, divided by the Share Adjustment Factor, referred to as a Call Strike, that triggers an automatic call on an Observation Date and payment of the applicable Call Price.

Payment at Maturity (For notes with an Observation Period): If the notes are not automatically called and the closing price of one share of the Index Fund has not declined below the Trigger Price on any trading day during the Observation Period, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your notes at maturity.

If the notes are not automatically called and the closing price of one share of the Index Fund has declined below the Trigger Price on any trading day during the Observation Period, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price declines below the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount note will be calculated as follows:

$$\$10 \times (1 + \text{Index Fund Return})$$

If the notes are not automatically called, you will lose some or all of your investment at maturity if the closing price of one share of the Index Fund has declined below the Trigger Price on any trading day during the Observation Period and the Final Share Price is less than the Initial Share Price.

Payment at Maturity (For notes without an Observation Period): If the notes are not automatically called and the closing price of one share of the Index Fund has not declined below the Trigger Price on the Final Valuation Date, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your notes at maturity.

If the notes are not automatically called and the closing price of one share of the Index Fund has declined below the Trigger Price on the Final Valuation Date, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price declines below the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount note will be calculated as follows:

$$\$10 \times (1 + \text{Index Fund Return})$$

If the notes are not automatically called, you will lose some or all of your investment at maturity if the closing price of one share of the Index Fund has declined below the Trigger Price on the Final Valuation Date, and the Final Share Price is less than the Initial Share Price.

Trigger Price: A price for one share of the Index Fund, as specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Trigger Price is equal to (a) a specified price, divided by the Share Adjustment Factor, (b) a specified percentage of the closing price of one share of the Index Fund on a specified date, divided by the Share Adjustment Factor, or (c) a specified percentage of the Initial Share Price (which is subject to adjustment as described below).

Index Fund Return: Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Initial Share Price: Unless otherwise specified in the relevant terms supplement, the closing price of one share of the Index Fund on the Trade Date or such other date as specified in the relevant terms supplement, divided by the Share Adjustment Factor.

Final Share Price : Unless otherwise specified in the relevant terms supplement, the closing price of one share of the Index Fund on the Final Valuation Date or such other date as specified in the relevant terms supplement.

Share Adjustment Factor: Unless otherwise specified in the relevant terms supplement, set initially to equal 1.0, subject to adjustment upon the occurrence of certain events affecting the Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

Observation Period: If applicable, unless otherwise specified in the relevant terms supplement, the period from, but excluding, the Trade Date to, and including, the Final Valuation Date.

Key Terms (continued)

Observation Dates:	As specified in the relevant terms supplement. We refer to the final Observation Date as the "Final Valuation Date." Observation Dates are subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Call Feature."
Call Settlement Dates:	Unless otherwise specified in the relevant terms supplement, three business days following the applicable Observation Date, except that the Call Settlement Date for the Final Valuation Date is the maturity date.
Principal Amount:	Unless otherwise specified in the relevant terms supplement, $10 per note.
Issue Price:	Unless otherwise specified in the relevant terms supplement, $10 per $10 principal amount note.
Trade Date:	As specified in the relevant terms supplement.
Settlement Date:	As specified in the relevant terms supplement.
Maturity Date:	As specified in the relevant terms supplement. The maturity date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

	Page
Description of Notes	PS-1
Risk Factors	PS-5
Use of Proceeds	PS-15
The Financial Select Sector SPDR® Fund	PS-16
Other Underlying Index Funds	PS-25
General Terms of Notes	PS-26
Certain U.S. Federal Income Tax Consequences	PS-33
Underwriting	PS-37
Notice to Investors	PS-39
Structured Products Characterization	PS-47
Benefit Plan Investor Considerations	PS-48

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, any related fund supplement, this product supplement no. UBS-3-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement, any related fund supplement and this product supplement no. UBS-3-I, and with respect to JPMorgan Chase & Co. This product supplement no. UBS-3-I, together with the relevant terms supplement, any related fund supplement and the accompanying prospectus and prospectus supplement, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours, or any written materials prepared by any Agent (as defined in "Underwriting"), including UBS Financial Services Inc. The information in the relevant terms supplement, any related fund supplement, this product supplement no. UBS-3-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. UBS-3-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, any related fund supplement, this product supplement no. UBS-3-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. UBS-3-I, any related fund supplement, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. A separate fund supplement will describe an index fund not described in this product supplement and to which the notes are linked. Capitalized terms used but not defined in this product supplement no. UBS-3-I have the meanings assigned in the accompanying prospectus supplement, prospectus, the relevant terms supplement and any related fund supplement. The term "note" refers to each $10 principal amount of our Autocallable Optimization Securities with Contingent Protection Linked to an Index Fund.

General

The Autocallable Optimization Securities with Contingent Protection are senior unsecured obligations of JPMorgan Chase & Co. that are linked to an index fund (the "Index Fund") as specified in the relevant terms supplement. The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement, as well as any related fund supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes do not pay interest and do not guarantee any return of principal at, or prior to, maturity; **therefore, you must be aware of the risk that you may lose some or all of the principal amount of your notes at maturity if the notes are not automatically called.** Instead, you will receive a payment in cash, the timing and amount of which will vary depending on the performance of the Index Fund and whether the notes are automatically called prior to maturity.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $10, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. UBS-3-I and any related fund supplement. The terms described in that document supplement those described herein and in any related fund supplement, the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any related fund supplement, the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Call Feature

The notes will be automatically called and subject to mandatory redemption if the closing price of one share of the Index Fund on any Observation Date is greater than or equal to the Initial Share Price (or the Call Strike, if applicable). If the notes are called, for every $10 principal amount note, you will receive a cash payment equal to the Call Price applicable to the relevant Observation Date.

Unless otherwise specified in the relevant terms supplement, if the notes are automatically called on an Observation Date other than the Final Valuation Date, we will redeem each note and pay the applicable Call Price on the third business day after the applicable Observation Date, subject to postponement as described below. Unless otherwise specified in the relevant terms supplement, if the notes are called on the Final Valuation Date, we will redeem each note and pay the applicable Call Price on the maturity date, subject to postponement as described below.

The "Call Price" for each Observation Date is a fixed amount in cash for each $10 principal amount note as specified in the relevant terms supplement.

The "Call Strike," if applicable, for each Observation Date will be specified in the relevant terms supplement and will be the minimum closing price of one share of the Index Fund, divided by the Share Adjustment Factor, that triggers an automatic call on an Observation Date and payment of the applicable Call Price. The Call Strike is subject to adjustment upon the occurrence of certain events affecting the Index Fund. See "General Terms of Notes—Anti-Dilution Adjustments."

Each "Observation Date" will be specified in the relevant terms supplement. We refer to the final Observation Date as the "Final Valuation Date." Observation Dates are subject to postponement in the event of certain market disruption events and as described below.

If an Observation Date (including the Final Valuation Date) is not a trading day or if there is a market disruption event on such day, the applicable Observation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Observation Date be postponed more than ten business days following the date originally scheduled to be such Observation Date. If the tenth business day following the date originally scheduled to be the applicable Observation Date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the closing price of one share of the Index Fund on such date in accordance with the formula for and method of calculating the closing price of one share of the Index Fund last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently held by the Index Fund.

If, due to a market disruption event or otherwise, an Observation Date (other than the Final Valuation Date) is postponed so that it falls less than three business days prior to the scheduled date for payment of the Call Price, the date on which the Call Price for such Observation Date will be paid, if any, will be the third business day following the Observation Date as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

Unless otherwise specified in the relevant terms supplement, the "closing price" of one share of the Index Fund (or any relevant successor index fund (as defined under "General Terms of Notes — Discontinuation of the Index Fund; Alternate Calculation of Closing Price") or one unit of any other security for which a closing price must be determined) on any trading day (as defined below) means:

- if the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price) of the principal trading session on such day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading;

- if the Index Fund (or any such successor index fund or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the Financial Industry Regulatory Authority (the "FINRA"), the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day;

- if the Index Fund (or any such successor index fund) is de-listed, liquidated or otherwise terminated, the price calculated pursuant to the alternative methods of calculation of the closing price described under "General Terms of Notes — Discontinuation of the Index Fund; Alternate Calculation of Closing Price"; or

- if, because of a market disruption event (as defined under "General Terms of Notes — Market Disruption Events") or otherwise, the last reported sale price for the Index Fund (or any such successor index fund or such other security) is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the shares of the Index Fund (or any such successor index fund or such other security) obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest or the lowest of the bids obtained,

in each case subject to the provisions of "General Terms of Notes — Discontinuation of the Index Fund; Alternate Calculation of Closing Price." The term OTC Bulletin Board Service will include any successor service thereto.

A "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange (the "NYSE"), the American Stock Exchange LLC (the "AMEX"), The NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below.

If the notes are not automatically called and the closing price of one share of the Index Fund has not declined below the Trigger Price on any trading day during the Observation Period or on the Final Valuation Date, as applicable, you will receive, unless otherwise specified in the relevant terms supplement, the principal amount of your notes at maturity.

If the notes are not automatically called and the closing price of one share of the Index Fund has declined below the Trigger Price on any trading day during the Observation Period or on the Final Valuation Date, as applicable, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price declines below the Initial Share Price, unless otherwise specified in the relevant terms supplement. Under these circumstances, your payment at maturity per $10 principal amount note will be calculated as follows:

$$\$10 \times (1 + \text{Index Fund Return})$$

If the notes are not automatically called, you will lose some or all of your investment at maturity if the closing price of one share of the Index Fund has declined below the Trigger Price on any trading day during the Observation Period or on the Final Valuation Date, as applicable, and the Final Share Price is less than the Initial Share Price.

Unless otherwise specified in the relevant terms supplement, the "Index Fund Return," as calculated by the calculation agent, is the percentage change in the closing price of one share of the Index Fund calculated by comparing the closing price of one share of the Index Fund on the Final Valuation Date or such other date as specified in the relevant terms supplement (the "Final Share Price "), to the closing price of one share of the Index Fund on the Trade Date or such other date as specified in the relevant terms supplement (the "Initial Share Price"). The relevant terms supplement will specify the manner in which the Initial Share Price and the Final Share Price will be determined.

The Index Fund Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Fund Return} = \frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

The "Trigger Price" is a price for one share of the Index Fund, as specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Trigger Price is equal to (a) a specified price, divided by the Share Adjustment Factor, (b) a specified percentage of the closing price of one share of the Index Fund on a specified date, divided by the Share Adjustment Factor, or (c) a specified percentage of the Initial Share Price (which is subject to adjustment as described below).

If applicable, unless otherwise specified in the relevant terms supplement, the "Observation Period" is the period from, but excluding, the Trade Date to, and including, the Final Valuation Date.

The "Trade Date" is the day on which we price the notes for initial sale to the public and will be specified in the relevant terms supplement.

The "Settlement Date" is the day on which we issue the notes for initial delivery to investors and will be specified in the relevant terms supplement.

The maturity date will be specified in the relevant terms supplement and is subject to adjustment as described below. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the Final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date funds sufficient to make payments of the amount payable, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

RISK FACTORS

*Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal at, or prior to, maturity. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index, or any of the equity securities held by the Index Fund or included in the Underlying Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.***

Risks Relating to the Notes Generally

The notes do not pay interest or guarantee the return of your investment.

The notes do not pay interest and may not return any of your investment. If the notes have not been automatically called, the amount payable to you at maturity, if any, will be determined pursuant to the terms described in this product supplement no. UBS-3-I and the relevant terms supplement. If the notes are not automatically called and the closing price of one share of the Index Fund has declined below the Trigger Price on any trading day during the Observation Period or on the Final Valuation Date, as applicable, you will lose some or all of your investment at maturity.

The appreciation potential of the notes is limited, and the notes are subject to an automatic early call.

Your investment in the notes will result in a gain if the closing price of one share of the Index Fund on any of the Observation Dates is greater than or equal to the Initial Share Price (or the Call Strike, if applicable), which triggers an automatic call and the payment of the applicable Call Price. This gain will be limited to the Call Price applicable to the Observation Date on which the notes are called, regardless of the appreciation of the closing price of one share of the Index Fund, which may be greater than the return reflected in the applicable Call Price. In addition, the automatic call feature of the notes may shorten the term of your investment.

The contingent protection provided by the Trigger Price may terminate during the term of the notes or on the Final Valuation Date, as applicable.

If the notes are not called and the closing price of one share of the Index Fund on any trading day during the Observation Period or on the Final Valuation Date, as applicable, has declined below the Trigger Price, you will at maturity be fully exposed to any depreciation in the closing price of one share of the Index Fund. We refer to this feature as contingent protection. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price as compared to the Initial Share Price. For notes with an Observation Period, you will be subject to this potential loss of principal even if the closing price of one share of the Index Fund subsequently increases such that the Final Share Price is less than the Initial Share Price but greater than the Trigger Price. If these notes had a non-contingent protection feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes non-contingent protection.

Your return on the notes will not reflect dividends on the equity securities held by the Index Fund or included in the Underlying Index.

Your return on the notes will not reflect the return you would realize if you actually owned the equity securities held by the Index Fund or included in the Underlying Index and received the dividends paid on those equity securities. This is because, assuming the notes are not automatically called, the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Final Share Price on the Final Valuation Date. The Final Share Price reflects the prices of the equity securities held by the Index Fund without taking into consideration the value of dividends paid on those equity securities. If the notes are automatically called, you will receive the applicable Call Price as the final payment on the notes, without taking into consideration the value of the dividends paid on those equity securities.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc., or JPMSI, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If at any time JPMSI or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The notes are designed to be held to maturity, unless automatically called prior to maturity.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the closing price of one share of the Index Fund has appreciated since the Trade Date. The potential returns described in the relevant terms supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity unless automatically called and redeemed prior to maturity.

Reinvestment risk.

If the notes are called early, the holding period over which you would receive the per annum return could be significantly less than the full term of the notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to the maturity date.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the closing price of one share of the Index Fund on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the closing price of one share of the Index Fund. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Index Fund;
- the time to maturity of the notes;
- the dividend rate on the equity securities held by the Index Fund;
- the occurrence of certain events to the Index Fund that may or may not require an adjustment to the applicable Share Adjustment Factor;
- interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
- economic, financial, political, regulatory or judicial events that affect the equity securities held by the Index Fund or stock markets generally and which may affect the closing price of one share of the Index Fund on any Observation Date;
- for notes linked to an Index Fund holding primarily foreign equity securities (a "foreign Index Fund"), the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund are traded, and, if the net asset value of the Index Fund is calculated in one currency and the equity securities held by the Index Fund are traded in another currency or currencies, the correlation between those rates and the price of shares of the Index Fund; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your notes at a substantial discount from the principal amount if the closing price of one share of the Index Fund declines below the Trigger Price on any trading day during the Observation Period or on the Final Valuation Date, as applicable, or if the Final Share Price is below the Initial Share Price. You cannot predict the future performance of the Index Fund based on its historical performance. The value of the shares of the Index Fund may decrease such that you may not receive any return of your investment. In addition, we cannot guarantee that the closing price of one share of the Index Fund will increase or remain flat during the term of your notes and trigger an automatic call. If the notes are not automatically called and the closing price of one share of the Index Fund has declined below the Trigger Price on any trading day during the Observation Period or on the Final Valuation Date, as applicable, you will lose some or all of your investment at maturity if the Final Share Price declines from the Initial Share Price.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment upon an automatic call or at maturity, if any, will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such estimated cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

You will have no shareholder rights with respect to the Index Fund or the equity securities of which are held by the Index Fund or included in the Underlying Index.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights with respect to the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index.

The anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments." The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMSI and other affiliates of ours trade the equity securities held by the Index Fund or included in the Underlying Index and other financial instruments related to the Index Fund, the Underlying Index and the equity securities held by the Index Fund or included in the Underlying Index on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index Fund or the Underlying Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the performance of the Index Fund or level of the Underlying Index and, accordingly, could affect the value of the notes, the likelihood that the notes will be automatically called and the amount, if any, payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies the equity securities of which are held by the Index Fund or included in the Underlying Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, we or one or more of our affiliates may publish research reports or otherwise express views about the companies the equity securities of which are held by the Index Fund or included in the Underlying Index. Any prospective purchaser of notes should undertake an independent investigation of each company the equity securities of which are held by the Index Fund or included in the Underlying Index as in its judgment is appropriate to make an informed decision with respect to an investment in the notes. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to our business with companies the equity securities of which are held by the Index Fund or included in the Underlying Index or future price movements of the equity securities held by the Index Fund or included in the Underlying Index.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the price of the shares of the Index Fund or the level of the Underlying Index or the price of the equity securities held by the Index Fund or included in the Underlying Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may hedge our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

We or one of our affiliates may currently or from time to time engage in trading activities related to the currencies in which the equity securities held by a foreign Index Fund are denominated. These trading activities could potentially affect the exchange rates with respect to such currencies and, if currency exchange rate calculations are involved in the calculation of the net asset value of that foreign Index Fund, could affect the closing prices of one share of that foreign Index Fund and, accordingly, if the notes are linked to that foreign Index Fund, the value of the notes.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of notes with respect to any matters whatsoever relating to future currency exchange rate movements and, if the notes are linked to a foreign Index Fund, any prospective purchaser of notes should undertake an independent investigation of the currencies in which equity securities held by that foreign Index Fund are denominated and their related exchange rates as, in its judgment, is appropriate to make an informed decision with respect to an investment in the notes.

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Final Share Price, the Call Strike, if applicable, the Trigger Price, the Share Adjustment Factor, the Index Fund Return if the notes are not automatically called, the closing price of one share of the Index Fund on each Observation Date, whether the closing price of one share of the Index Fund has declined below the Trigger Price on any trading day during the Observation Period or on the Final Valuation Date, as applicable, whether the automatic call feature has triggered a mandatory redemption, and the amount, if any, that we will pay you upon an automatic call or at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred, which exchange-traded fund will be substituted for the Index Fund (or successor index fund, if applicable) if the Index Fund (or successor index fund, if applicable) is de-listed, liquidated or otherwise terminated; whether the Underlying Index (or the underlying index related to a successor index fund, if applicable) has been changed in a material respect, and whether the Index Fund (or successor index fund, if applicable) has been modified so that the Index Fund (or successor index fund, if applicable), does not, in the opinion of the calculation agent, fairly represent the closing price of one share of the Index Fund (or successor index fund, if applicable) had those modifications not been made. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the Index Fund on an Observation Date, determining if the notes are to be automatically called or the Index Fund Return if the notes are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described in "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes could differ materially from our description herein. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance, promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. UBS-3-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks Relating to the Index Fund

The policies of the investment adviser for the Index Fund, and the sponsor of the Underlying Index, could affect the value and the amount payable on the notes.

The policies of the investment advisor concerning the calculation of the Index Fund's net asset value, additions, deletions or substitutions of equity securities held by the Index Fund and manner in which changes affecting the Index Fund are reflected in the Index Fund could affect the market price of the shares of the Index Fund and, therefore, affect the amount payable on the notes at maturity, if any, and the value of the notes before maturity. The amount payable on the notes and its value could also be affected if investment advisor changes these policies, for example, by changing the manner in which it calculates the Index Fund's net asset value, or if investment advisor discontinues or suspends calculation or publication of the Index Fund's net asset value, in which case it may become difficult to determine the value of the note.

In addition, the sponsor of the Underlying Index is responsible for the design and maintenance of the Underlying Index. The policies of the sponsor concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the equity securities included in the Underlying Index, could affect the level of the Underlying Index and, consequently, could affect the market prices of the shares of the Index Fund and, therefore, the amount payable on the notes at maturity, and the value of the notes before maturity.

The Financial Select Sector SPDR® Fund is concentrated in the financial services industry.

All or substantially all of the equity securities held by the Financial Select Sector SPDR® Fund are issued by companies whose primary line of business is directly associated with the financial services sector, including the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts. Financial services companies are subject to extensive government regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts). The value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers.

You may be exposed to risks relating to the current situation in the financial markets.

Dramatic declines in the housing market during the prior year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect the financial services industry.

There are risks associated with the Financial Select Sector SPDR® Fund.

Although shares of the Financial Select Sector SPDR® Fund are listed for trading on the AMEX and a number of similar products have been traded on the AMEX and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Financial Select Sector SPDR® Fund or that there will be liquidity in the trading market.

In addition, SSgA Fund Management, Inc. ("SSFM"), is the Financial Select Sector SPDR® Fund's investment adviser. The Financial Select Sector SPDR® Fund is subject to management risk, which is the risk that the SSFM's investment strategy, the implementation of which is subject to a number of constraints (as outlined under "Financial Select Sector SPDR® Fund — Investment Objective and Strategy"), may not produce the intended results. For example, SSFM may invest up to 5% of the Financial Select Sector SPDR® Fund's assets in securities not included in the Financial Select Sector Index but which SSFM believes will help the Financial Select Sector SPDR® Fund track the Financial Select Sector Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

The performance of the Financial Select Sector SPDR® Fund may not correlate with the performance of the Financial Select Sector Index.

The Financial Select Sector SPDR® Fund uses an indexing strategy of "replication" (as described under "Financial Select Sector SPDR® Fund — Investment Strategy – Replication") to seek to replicate as closely as possible, before fees and expenses, the total return of the Financial Select Sector Index. The Financial Select Sector SPDR® Fund will generally invest in all of the equity securities included in the Financial Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Financial Select Sector Index, purchase securities not included in the Financial Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Financial Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Financial Select Sector Index. The Financial Select Sector SPDR® Fund will normally invest at least 95% of its total assets in common stocks that comprise the Financial Select Sector Index. The Financial Select Sector SPDR® Fund may invest its remaining assets in money market instruments (including repurchase agreements and money market funds), convertible securities, structured notes and in options and futures contracts. Options and futures contracts (and convertible securities and structured notes) may be used by the Financial Select Sector SPDR® Fund in seeking performance that corresponds to the Financial Select Sector Index and managing cash flows. Therefore, while the performance of the Financial Select Sector SPDR® Fund is linked principally to the performance of the Financial Select Sector Index, the performance of the Financial Select Sector SPDR® Fund is also generally linked in part to other securities or assets. In addition, the performance of the Financial Select Sector SPDR® Fund will reflect additional transaction costs and fees that are not included in the calculation of the Financial Select Sector Index. Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Financial Select Sector SPDR® Fund and the Financial Select Sector Index. Finally, because the shares of the Financial Select Sector SPDR® Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Financial Select Sector SPDR® Fund may differ from the net asset value per share of the Financial Select Sector SPDR® Fund.

For all of the foregoing reasons, the performance of the Financial Select Sector SPDR® Fund may not correlate with the performance of the Financial Select Sector Index. Consequently, the return on the notes will not be the same as investing directly in the Financial Select Sector SPDR® Fund or in the Financial Select Sector Index or in the equity securities held by the Financial Select Sector SPDR® Fund or included in the Financial Select Sector Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the Financial Select Sector Index. See "The Financial Select Sector SPDR® Fund."

The policies of SSgA Funds Management, Inc., the investment adviser for the Financial Select Sector SPDR® Fund, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as index compilation agent for the Financial Select Sector Index could affect the value and the amount payable on the notes.

The policies of SSFM concerning the calculation of the Financial Select Sector SPDR® Fund's net asset value, additions, deletions or substitutions of equity securities held by the Financial Select Sector SPDR® Fund and manner in which changes affecting the Financial Select Sector Index are reflected in the Financial Select Sector SPDR® Fund could affect the market price of the shares of the Financial Select Sector SPDR® Fund and, therefore, affect the amount payable on the notes at maturity, if any, and the value of the notes prior to maturity. The amount payable on the notes and its value could also be affected if SSFM changes these policies, for example, by changing the manner in which it calculates the Financial Select Sector SPDR® Fund's net asset value, or if SSFM discontinues or suspends calculation or publication of the Financial Select Sector SPDR® Fund's net asset value, in which case it may become difficult to determine the value of the note.

In addition, the stocks included in the Financial Select Sector Index are selected by Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting as index compilation agent ("Merrill Lynch"), in consultation with Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), from all of the companies represented by the S&P 500® Index. The Financial Select Sector Index is calculated and disseminated by the AMEX. Merrill Lynch, in consultation with S&P, can add, delete or substitute the stocks underlying the Financial Select Sector Index, which could change the value of the Financial Select Sector Index and consequently could affect the price of the shares of the Financial Select Sector SPDR® Fund and, therefore, affect the amount payable on the notes at maturity, if any, and the value of the note prior to maturity.

We are currently one of the issuers of the equity securities held by the Financial Select Sector SPDR® Fund and included in the Financial Select Sector Index, but, to our knowledge, we are not currently affiliated with any other issuers of the equity securities held by the Financial Select Sector SPDR® Fund or included in the Financial Select Sector Index.

We are currently one of the issuers of the equity securities held by the Financial Select Sector SPDR® Fund and included in the Financial Select Sector Index. To our knowledge, we are not currently affiliated with any of the other equity securities held by the Financial Select Sector SPDR® Fund or included in the Financial Select Sector Index. As a result, we will have no ability to control the actions of the issuers of such other equity securities, including actions that could affect the value of the equity securities held by the Financial Select Sector Index or your notes. None of the money you pay us will go to SSFM, or any of the issuers of the equity securities held by the Financial Select Sector SPDR® Fund and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

For notes linked to a foreign Index Fund, if the prices of the equity securities held by the Index Fund are not converted into U.S. dollars for purposes of calculating the net asset value of the Index Fund, the Index Fund Return for the notes will not be adjusted for changes in exchange rates that might affect the Index Fund.

Because the prices of the equity securities held by the Index Fund are not converted into U.S. dollars for purposes of calculating the net asset value of the Index Fund and although the equity securities held by the Index Fund are traded in currencies other than U.S. dollars, and the notes, which are linked to the Index Fund, are denominated in U.S. dollars, the amount payable on the notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Index Fund Return for the notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity."

For notes linked to a foreign Index Fund, if the prices of the equity securities held by the Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Index Fund, the notes will be subject to currency exchange risk.

Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, the holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

For notes linked to a foreign Index Fund, if the prices of the equity securities held by the Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Index Fund, changes in the volatility of exchange rates, and the correlation between those rates and the net asset value of the Index Fund are likely to affect the market value of the notes.

The exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies — the particular currency in which an equity security held by the Index Fund and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security held by the Index Fund is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency upon which that equity security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund refer to the size and frequency of changes in that exchange rate.

Because the net asset value of the Index Fund is calculated, in part, by converting the closing prices of the equity securities held by the Index Fund into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which those equity securities are denominated could affect the market value of the notes.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund are denominated and the net asset value of the Index Fund refers to the relationship between the percentage changes in that exchange rate and the percentage changes in the net asset value of the Index Fund. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund are denominated and the percentage changes in the net asset value of the Index Fund could affect the value of the notes.

For notes linked to a foreign Index Fund, an investment in the notes is subject to risks associated with non-U.S. securities markets.

All or a substantial portion of the equity securities held by a foreign Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws and other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for notes linked to a foreign Index composed of securities traded in one or more emerging market countries.

Some or all of these factors may influence the closing price of one share of the Index Fund. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the closing price of one share of the Index Fund based on its historical performance. The closing price of one share of the Index Fund may decrease such that you may not receive any return of your investment. In addition, we cannot guarantee that the closing price of one share of the Index Fund will increase or remain flat during the term of your notes and trigger an automatic call.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes.

Unless otherwise specified in the relevant terms supplement, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed $0.35 per $10 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index Fund, the Underlying Index, the equity securities held by the Index Fund or included in the Underlying Index, or instruments the value of which is derived from the Index Fund, the Underlying Index or the equity securities held by the Index Fund or included in the Underlying Index. While we cannot predict an outcome, such hedging activities or other hedging or investment activities of ours could potentially increase the price of shares of the Index Fund as well as the Initial Share Price, and, therefore, effectively establish a higher price per share that shares of the Index Fund must achieve to trigger an automatic call or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Index Fund, the Underlying Index or the equity securities held by the Index Fund or included in the Underlying Index, or instruments the value of which is derived from the Index Fund, the Underlying Index or the equity securities held by the Index Fund or included in the Underlying Index. Although we have no reason to believe that any of these activities will have a material impact on the price of the shares of the Index Fund or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE FINANCIAL SELECT SECTOR SPDR® FUND

We have derived all information contained in this product supplement no. UBS-3-I regarding the Financial Select Sector SPDR® Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust (the "Trust") and SSgA Funds Management, Inc. ("SSFM"). The Financial Select Sector SPDR® Fund is an investment portfolio managed by SSFM, the investment adviser to the Financial Select Sector SPDR® Fund. The Financial Select Sector SPDR® Fund is an exchange-traded fund ("ETF") that trades on the American Stock Exchange ("AMEX") under the ticker symbol "XLF." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Financial Select Sector SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Trust or the Financial Select Sector SPDR® Fund, please see the Trust's Prospectus, dated January 31, 2008. In addition, information about the Trust, SSFM and the Financial Select Sector SPDR® Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Trust website at http://www.sectorspdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Trust website is not incorporated by reference in, and should not be considered a part of, this product supplement no. UBS-3-I or any terms supplement.

Investment Objective

The Financial Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the financial services sector, as represented by the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial services sector of the U.S. equity market. The Financial Select Sector Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts.

Investment Strategy — Replication

The Financial Select Sector SPDR® Fund pursues the indexing strategy of "replication" in attempting to approximate the performance of Financial Select Sector Index (the "Underlying Index"). The Financial Select Sector SPDR® Fund will generally invest in all of the equity securities included in the Underlying Index. There may, however, be instances where SSFM may choose to overweight another stock in the Underlying Index, purchase securities not included in the Underlying Index that SSFM believes are appropriate to substitute for a security included in the Underlying Index or utilize various combinations of other available investment techniques in seeking to track accurately the Underlying Index. The Financial Select Sector SPDR® Fund will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index. The Financial Select Sector SPDR® Fund may invest its remaining assets in money market instruments (including repurchase agreements and money market funds), convertible securities, structured notes and in options and futures contracts. Options and futures contracts (and convertible securities and structured notes) may be used by the Financial Select Sector SPDR® Fund in seeking performance that corresponds to the Underlying Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the Financial Select Sector SPDR® Fund. The Board of Trustees of the Trust may change the Financial Select Sector SPDR® Fund's investment strategy and other policies without shareholder approval.

Correlation

The Underlying Index is a theoretical financial calculation, while the Financial Select Sector SPDR® Fund is an actual investment portfolio. The performance of the Financial Select Sector SPDR® Fund and the Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Financial Select Sector SPDR® Fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Holdings Information

As of October 31, 2008, the Financial Select Sector SPDR® Fund included 85 companies. The Financial Select Sector SPDR® Fund's three largest holdings are JPMorgan Chase & Co., Bank of America Corporation and Wells Fargo & Company. The following table summarizes the Financial Select Sector SPDR® Fund's holdings in individual companies as of such date.

Top holdings in individual securities as of October 31, 2008

Company	Percentage of Total Holdings
JP Morgan Chase & Co	11.99%
Bank of America Corporation	9.56%
Wells Fargo & Company	8.89%
Citigroup Inc	5.86%
Us Bancorp Del	4.10%
Goldman Sachs Group Inc	3.17%
Bank Of New York Mellon Corp	2.98%
American Express Co	2.52%
Merrill Lynch & Co Inc	2.25%
MetLife Inc	2.00%

The information above was compiled from the Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the Trust website is not incorporated by reference in, and should not be considered a part of, this product supplement no. UBS-3-I or any terms supplement.

Historical Performance of the Financial Select Sector SPDR® Fund

We will provide historical price information with respect to the shares of the Financial Select Sector SPDR® Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by the Trust or SSFM. Neither the Trust nor SSFM makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither the Trust nor SSFM has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Financial Select Sector Index

We have derived all information contained in this product supplement regarding the Financial Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), Merrill Lynch, Pierce, Fenner & Smith Incorporated, as index compilation agent, ("Merrill Lynch" or the "Index Compilation Agent"), or the American Stock Exchange LLC, as index calculation agent ("AMEX" or the "Index Calculation Agent"). We make no representation or warranty as to the accuracy or completeness of such information. For further information about the S&P 500® Index, please see "The S&P 500® Index" below.

The Financial Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the Financial Select Sector Index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking. The Financial Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a "Select Sector Index." As of October 31, 2008, the Financial Select Sector Index included 84 component stocks.

The stocks included in the Financial Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Financial Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. The AMEX acts as the "Index Calculation Agent" in connection with the calculation and dissemination of the Financial Select Sector Index. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

Construction and Maintenance

The Financial Select Sector Index is developed and maintained in accordance with the following criteria:

- Each of the component stocks in the Financial Select Sector Index (the "Component Stocks") is a constituent company of the S&P 500® Index.

- Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

- The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Financial Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Financial Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Financial Select Sector Index, that assignment being the sole responsibility of the Index Compilation Agent.

- The Financial Select Sector Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the Financial Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Financial Select Sector Index. Under certain conditions, however, the number of shares of a Component Stock within the Financial Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

- The Financial Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. See "—The S&P 500® Index" below. The daily calculation of the Financial Select Sector Index is computed by dividing the total market value of the companies in the Financial Select Sector Index by a number called the Index Divisor.

- The Financial Select Sector Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Financial Select Sector Index; and (ii) with respect to 50% of the total value of the Financial Select Sector Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Financial Select Sector Index.

- Rebalancing the Financial Select Sector Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the Financial Select Sector Index will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the Financial Select Sector Index will be reduced to 23% of the total value of the Financial Select Sector Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Financial Select Sector Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Financial Select Sector Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Financial Select Sector Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Financial Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Financial Select Sector Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Financial Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

Calculations

With the exception of the weighting constraints described above, the Underlying Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index. In particular:

The Underlying Index is calculated using a base-weighted aggregate methodology; that means the level of the Underlying Index reflects the total market value of all of its Component Stocks relative to a particular base period.

Total market value of a company is determined by multiplying the price of the stock by the number of common shares outstanding. An indexed number is used to represent the results of the aggregate market value calculation in order to make the value easier to work with and track over time.

The daily calculation of the Underlying Index is computed by dividing the total market value of the companies in the Underlying Index by a number called the Index Divisor (the "Index Divisor"). By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it is the only link to the original base period value of the Underlying Index. The Index Divisor keeps the Underlying Index comparable over time and adjustments to the Index Divisor ensure that there are no changes in the Underlying Index level as a result of non-market forces (corporate actions, replacements of stocks in a Underlying Index, weighting changes, etc.).

Four times a year on a Friday close to the end of each calendar quarter, the share totals of the companies in the S&P 500® Index are updated by S&P. This information is utilized to update the share totals of companies in the Underlying Index. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the market value of the Underlying Index.

Once a week the database containing the current common shares outstanding for the S&P 500® Index companies is compared by S&P against the shares outstanding used to actually calculate the S&P 500® Index. Any difference of 5% or more is screened for review by S&P. If appropriate, a share change will be implemented by S&P after the close of trading on the following Wednesday. Preannounced corporate actions such as restructurings and recapitalizations can significantly change a company's shares outstanding. Any changes over 5% are reviewed by S&P and, when appropriate, an immediate adjustment is made to the number of shares outstanding used to calculate the Underlying Index. Any adjustment made by S&P in shares outstanding will result in a corresponding adjustment to the Underlying Index.

S&P will advise the Index Calculation Agent regarding the handling of non-routine corporate actions which may arise from time to time and which may have an impact on the calculation of the S&P 500® Index and, consequently, on the calculation of the Underlying Index. Corporate actions such as a merger or acquisition, stock splits, routine spin-offs, etc., which require adjustments in the Underlying Index calculation, will be handled by the Index Calculation Agent and Index Divisor adjustments, calculated when necessary, are handled by S&P in its maintenance of the S&P 500® Index. In the event a merger or acquisition changes the relative importance of a company's participation in two or more sectors in a major way, the Select Sector Index assignment of the stock may change. In any event, a new Index Divisor for the affected Select Sector Indices will be disseminated promptly by the Index Calculation Agent.

The S&P 500® Index

We have derived all information contained in this product supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. We make no representation or warranty as to the accuracy or completeness of such information. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Index.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "S&P Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any S&P Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the S&P Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange (the "NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500® Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (i.e., its Market Value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

• holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

• holdings by government entities, including all levels of government in the United States or foreign countries; and

• holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this product supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF due to a corporate action or a purchase or sale by an inside holder.	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P Component Stock and consequently of altering the aggregate Market Value of the S&P Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index.

In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

JPMorgan Chase Bank, N.A., an affiliate of JPMorgan Chase & Co., has entered into a non-exclusive license agreement with Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P") for use of the underlying index of the Financial Select Sector SPDR® Fund in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P. Neither S&P nor the American Stock Exchange LLC ("AMEX") make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index or the Financial Select Sector Index, and to track general stock market performance. S&P and AMEX's only relationship to JPMorgan Chase Bank, N.A. is the licensing of certain trademarks and trade names of S&P and the AMEX and of the S&P 500® Index and the Financial Select Sector Index, and which indices are determined, composed and calculated by S&P without regard to JPMorgan Chase Bank, N.A. or the notes. S&P and the AMEX have no obligation to take the needs of JPMorgan Chase Bank, N.A. or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index or the Financial Select Sector Index. S&P and the AMEX are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P and the AMEX have no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P AND THE AMEX DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR THE FINANCIAL SELECT SECTOR INDEX OR ANY DATA INCLUDED THEREIN AND S&P AND THE AMEX SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND THE AMEX MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE BANK, N.A., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR THE FINANCIAL SELECT SECTOR INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE AMEX MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR THE FINANCIAL SELECT SECTOR INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P OR THE AMEX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S®", "S&P®", AND "S&P 500®" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY JP MORGAN CHASE BANK, N.A. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD, OR PROMOTED BY S&P OR AMEX AND S&P AND AMEX MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

OTHER UNDERLYING INDEX FUNDS

If the notes are linked to an index fund not described in this product supplement, a separate fund supplement will provide additional information relating to such index fund.

GENERAL TERMS OF NOTES

Calculation Agent

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Final Share Price, the Call Strike, if applicable, the Trigger Price, the Share Adjustment Factor, the Index Fund Return if the notes are not automatically called, the closing price of one share of the Index Fund on each Observation Date, whether the closing price of one share of the Index Fund has declined below the Trigger Price on any trading day during the Observation Period or on the Final Valuation Date, as applicable, whether the automatic call feature has triggered a mandatory redemption, and the amount, if any, that we will pay you upon an automatic call or at maturity. In addition, the calculation agent will determine whether there has been a market disruption event or which exchange-traded fund will be substituted for the Index Fund (or successor index fund, if applicable) if the Index Fund (or successor index fund, if applicable) is de-listed, liquidated or otherwise terminated; whether the Underlying Index (or the underlying index related to a successor index fund, if applicable) has been changed in a material respect, and whether the Index Fund (or successor index fund, if applicable) has been modified so that the Index Fund (or successor index fund, if applicable), does not, in the opinion of the calculation agent, fairly represent the price of the Index Fund (or successor index fund, if applicable) had those modifications not been made. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or upon automatic call on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date or the applicable Call Settlement Date, as applicable.

All calculations with respect to the Initial Share Price, the Final Share Price, the Call Strike, if applicable, the Trigger Price, the Index Fund Return or any closing price of one share of the Index Fund will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $10 principal amount note upon automatic call or at maturity, if any, will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid, if any, on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing price of one share of the Index Fund on an Observation Date, determining if the notes are to be automatically called, the Index Fund Return if the notes are not automatically called, or calculating the amount, if any, that we will pay you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

With respect to the Index Fund (or any relevant successor index fund), a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of the shares of the Index Fund (or the relevant successor index fund) on the relevant exchange for such shares (or such relevant successor index fund) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for the shares of the Index Fund (or the relevant successor index fund) as a result of which the reported trading prices for such shares (or the relevant successor index fund or such other security) during the last one-half hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the shares of the Index Fund (or such relevant successor index fund or such other security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable exchange or market,

in each case, as determined by the calculation agent in its sole discretion; or

- the occurrence or existence of a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of the Underlying Index (or the underlying index related to the relevant successor index fund) on the relevant exchanges for such securities for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on the relevant exchange, in each case as determined by the calculation agent in its sole discretion; or

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the Underlying Index (or the underlying index related to the relevant successor index fund) or shares of the Index Fund (or such relevant successor index fund) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such exchange or market, in each case as determined by the calculation agent in its sole discretion; and

in each case, a determination by the calculation agent in its sole discretion that any event described in the clauses above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For the purpose of determining whether a market disruption event with respect to the Index Fund (or the relevant successor index fund) exists at any time, if trading in a security included in the Underlying Index (or the underlying index related to the relevant successor index fund) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index (or the underlying index related to the relevant successor index fund) will be based on a comparison of (x) the portion of the level of the Underlying Index (or the underlying index related to the relevant successor index fund) attributable to that security relative to (y) the overall level of the Underlying Index (or the underlying index related to the relevant successor index fund), in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event with respect to the Index Fund (or the relevant successor index fund) has occurred, unless otherwise specified in the relevant terms supplement:

(1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or the primary exchange or market for trading in futures or options contracts relating to the Index Fund (or such relevant successor index fund);

(2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a market disruption event;

(3) limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

(4) a suspension of trading in futures or options contracts on the Underlying Index (or the underlying index related to the relevant successor index fund) or shares of the Index Fund (or such relevant successor index fund) by the primary exchange or market for trading in such contracts by reason of (a) a price change exceeding limits set by such exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts, will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Index (or the underlying index related to such successor index fund) or the shares of the Index Fund (or the relevant successor index fund); and

(5) a suspension, absence or material limitation of trading on any relevant exchange or on the primary market on which futures or options contracts related to the Underlying Index (or the underlying index related to the relevant successor index fund) or the shares of the Index Fund (or the relevant successor index fund) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

"Relevant exchange" means, with respect to each Index Fund or any relevant successor index fund, the primary exchange or market for trading for the shares of the Index Fund, or such relevant successor index fund, as applicable, or, with respect to any security then included in the Underlying Index, or any underlying index related to such successor index fund, the primary exchange or market for trading such security.

Discontinuation of the Index Fund; Alternate Calculation of Closing Price

If the Index Fund (or a successor index fund (as defined herein)) is de-listed from the relevant exchange for the Index Fund (or such successor index fund), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Index Fund (or such successor index fund) (such substitute fund being referred to herein as a "successor index fund"). If a successor index fund is selected by the calculation agent in connection with a delisting, liquidation or termination event as described above, on and after the effective date of such delisting, liquidation or termination event, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of (1) the prior Share Adjustment Factor and (2) a fraction, the numerator of which is the closing price of one share of the Index Fund (or successor index fund) being replaced on the trading day immediately prior to the effective date of such delisting, liquidation or termination event, and the denominator of which is the closing price of one share of the new successor index fund selected by the calculation agent on the trading day immediately prior to the effective date of such delisting, liquidation or termination event. If the Index Fund (or a successor index fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor index fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate closing price of one share of the Index Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index Fund. If a successor index fund is selected or the calculation agent calculates a closing price by a computation methodology that the calculation determines will as closely as reasonably possible replicate the Index Fund, that successor index fund or closing price will be substituted for the Index Fund (or such successor index fund) for all purposes of the notes.

Upon any selection by the calculation agent of a successor index fund, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If at any time, the Underlying Index related to the Index Fund (or the underlying index related to a successor index fund) is changed in a material respect, or the Index Fund or a successor index fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of the Index Fund (or such successor index fund) had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing price of one share of the Index Fund or such successor Index Fund, is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a closing price of one share of an exchange-traded fund comparable to the Index Fund (or such successor index fund) as if those changes or modifications had not been made, and calculate the closing price with reference to the Index Fund (or such successor index fund), as adjusted. The calculation agent may also determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of one share of the Index Fund (or any successor index fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the closing price of the shares of the Index Fund upon written request by any investor in the notes.

Anti-Dilution Adjustments

The Share Adjustment Factor is subject to adjustment at any time by the calculation agent as a result of and in accordance with the anti-dilution adjustments described in this section.

No adjustments to the Share Adjustment Factor will be required unless the Share Adjustment Factor adjustment would require a change of at least 0.1% in the Share Adjustment Factor then in effect. The Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor after the close of business on the business day immediately preceding the maturity date but may, in its sole discretion, make such adjustments on such business day.

No adjustments to the Share Adjustment Factor will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of one share of the Index Fund on any trading day during the term of the notes.

We will, within ten business days following the occurrence of an event that requires an adjustment to the Share Adjustment Factor, or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which will provide written notice to the trustee, which will provide notice to the holders of the notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted Share Adjustment Factor.

With respect to the Index Fund (or the successor index fund), anti-dilution adjustments will be calculated as follows:

Share Splits and Reverse Share Splits

If the shares of the Index Fund (or the successor index fund) are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

• the prior Share Adjustment Factor, and

• the number of shares that a holder of one share of the Index Fund (or the successor index fund) before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Share Dividends or Distributions

If the Index Fund (or the successor index fund) is subject to a (i) share dividend, i.e., an issuance of additional shares of the Index Fund (or the successor index fund) that is given ratably to all or substantially all holders of shares of the Index Fund (or the successor index fund) or (ii) distribution of shares of the Index Fund (or the successor index fund) as a result of the triggering of any provision of the corporate charter of the Index Fund (or the successor index fund), then, once the dividend or distribution has become effective and the shares of the Index Fund (or the successor index fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

- the prior Share Adjustment Factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one share of the Index Fund (or the successor index fund).

Non-Cash Distributions

If the Index Fund (or the successor index fund) distributes shares of capital stock, evidences of indebtedness or other assets or property of the Index Fund (or the successor index fund) to all or substantially all holders of shares of the Index Fund (or the successor index fund) (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of the Index Fund (or the successor index fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Index Fund (or the successor index fund) and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of the Index Fund (or the successor index fund) means the closing price of one share of the Index Fund (or the successor index fund) on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the Share Adjustment Factor.

The "ex-dividend date," with respect to a dividend or other distribution, means the first trading day on which transactions in the shares of the Index Fund (or the successor index fund) trade on the relevant exchange without the right to receive that dividend or distribution.

The "Fair Market Value" of any such distribution means the value of such distribution on the trading day immediately preceding the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the trading day immediately preceding the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on the trading day immediately preceding the ex-dividend date.

Cash Dividends or Distributions

If the Index Fund (or the successor index fund) pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of shares of the Index Fund (or the successor index fund) during any dividend period during the term of the notes, in an aggregate amount that, together with other such cash dividends or distributions made previously during such dividend period with respect to which an adjustment to the Share Adjustment Factor has not previously been made under this "— Cash Dividends or Distributions" section, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares of the Index Fund (or the successor index fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Index Fund (or the successor index fund) and the denominator of which is the amount by which such Current Market Price exceeds the aggregate amount in cash per share of the Index Fund (or the successor index fund) distributes in such cash dividend or distribution together with any cash dividends or distributions made previously during such dividend period with respect to which an adjustment to the Share Adjustment Factor has not previously been made under this "—Cash Dividends or Distributions" section to holders of shares of the Index Fund (or the successor index fund) in excess of the Dividend Threshold.

For the avoidance of doubt, the Share Adjustment Factor may be adjusted more than once in any particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold. If the Share Adjustment Factor has been previously adjusted in a particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the Index Fund (or the successor index fund) pays cash dividends or makes other distributions during such dividend period in an aggregate amount that, together with other such cash dividends or distributions since the last adjustment to the Share Adjustment Factor (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold. Such subsequent adjustments to the Share Adjustment Factor will only take into account the cash dividends or distributions during such dividend period made since the last adjustment to the Share Adjustment Factor because of cash dividends or distributions that exceed the Dividend Threshold.

The "Dividend Threshold" is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding dividend period, if any, per share of the Index Fund (or the successor index fund) plus (y) 10% of the closing price of one share of the Index Fund (or the successor index fund) on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

The "dividend period" means any period during the term of the notes for which dividends are paid on a regular and consistent basis to shareholders of the Index Fund.

The calculation agent will be solely responsible for the determination and calculation of any adjustments to the Share Adjustment Factor and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $10 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be (1) treating the date of acceleration as if it were the next succeeding Observation Date, if an automatic call would have been triggered on such date, an amount in cash equal to the amount payable upon an automatic call per $10 principal amount note as described under the caption "Description of Notes — Call Feature," calculated as if the date of acceleration were such Observation Date, or (2) in all other circumstances, an amount in cash equal to the amount payable at maturity per $10 principal amount note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you only if you are an initial holder of the notes purchasing the notes at the issue price for cash and if you will hold them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of your tax consequences if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a "regulated investment company" as defined in Code Section 851;

- a "real estate investment trust" as defined in Code Section 856;

- a person holding the notes as part of a hedging transaction, straddle, conversion transaction, or integrated transaction, or entering into a "constructive sale" with respect to the notes;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes.

We intend to seek an opinion from Davis Polk & Wardwell, our special tax counsel, which will be based upon the terms of the notes at the time of the relevant offering and certain factual representations to be received from us, regarding the treatment of the notes as "open transactions" for U.S. federal income tax purposes. Whether Davis Polk & Wardwell expresses an opinion regarding the characterization of the notes will be indicated in the relevant terms supplement. In either case, we and you will agree to treat the notes for U.S. federal income tax purposes as "open transactions." While other characterizations of the notes could be asserted by the IRS, as discussed below, the following discussion assumes that the notes are treated for U.S. federal income tax purposes as "open transactions" with respect to the Index Fund and not as debt instruments, unless otherwise indicated.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;

- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the notes prior to maturity, other than pursuant to an automatic call, sale or exchange as described below.

Sale, Exchange or Redemption of the Notes. Upon a sale or exchange of a note (including redemption of the notes at maturity or upon an automatic call), you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or automatic call and your tax basis in the note, which should equal the amount you paid to acquire the note. This gain or loss should be long-term capital gain or loss if you have held the note for more than one year at that time. The deductibility of capital losses, however, is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. For example, the IRS might treat the notes as debt instruments issued by us, in which event the taxation of the notes would be governed by certain Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the notes from issue to maturity (including the last possible date that the notes could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount, or "OID," on the notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold the notes (even though you may not receive any cash with respect to the notes during the term of the notes) and any gain recognized at expiration or upon sale or other disposition of the notes would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the notes might also require you to include amounts in income during the term of the notes and/or might treat all or a portion of the gain or loss on the sale or settlement of the notes as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held the notes. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" for purposes of this discussion if you are a beneficial owner of notes for U.S. federal income tax purposes that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a Non-U.S. Holder if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note (including redemption of the notes at maturity or upon an automatic call).

If you are a Non-U.S. Holder of the notes and if the characterization of the notes as "open transactions" is respected, any payments on the notes should not be subject to U.S. federal income or withholding tax, except that gain from the sale or exchange of the notes or their cash settlement at maturity may be subject to U.S. federal income tax if this gain is effectively connected with your conduct of a trade or business in the United States. In addition, among the issues addressed in the notice described above in "Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Possible Alternative Tax Treatments of an Investment in the Notes" is the degree, if any, to which income with respect to instruments, which might include the notes, should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If the notes were recharacterized as indebtedness, any payments or accruals on the notes nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described in the next sentence has been fulfilled and neither the payments on the notes nor any gain realized on a sale, exchange or other disposition of notes (including redemption of the notes at maturity or upon an automatic call) is effectively connected with your conduct of a U.S. trade or business. Because the characterization of the notes is unclear, payments made to you with respect to the notes may be withheld upon at a rate of 30% unless you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provide your name and address or otherwise satisfy applicable documentation requirements.

If you are engaged in a U.S. trade or business, and if payments on the notes are effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

You may be subject to information reporting, and may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you, unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF THE NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc., as agent (an "Agent" or "JPMSI"), UBS Financial Services Inc. (an "Agent" or "UBS") and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI and UBS, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to a terms supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 15% of the notes offered in that offering.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. UBS-3-I, any related fund supplement or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. UBS-3-I, any related fund supplement or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the Settlement Date for the notes will be the third business day following the Trade Date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. UBS-3-I nor any related fund supplement, the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. UBS-3-I nor any related fund supplement, the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. UBS-3-I, any related fund supplement, and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. UBS-3-I, any related fund supplement, and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

Argentina

The notes have not been and will not be authorized by the Comisión Nacional de Valores (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   the number of contacted investors should be relatively small.

(iv)   investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)   the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, provided we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative

Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000; and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1. Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2. Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3. Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

(i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

(ii)   the size of the investor's securities portfolio exceeds 500,000;

(iii)   the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

(a)   expressly requested the AFM to be considered as a qualified investor; and

(b)   been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

(a)   an average number of employees during the financial year of at least 250;

(b)   total assets of at least 43,000,000; or

(c)   an annual net turnover of at least 50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of 50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

(a)   an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (Burgerlijk Wetboek) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

(b)   "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "Ley de Mercado de Valores" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. UBS-3-I, any related fund supplement nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. UBS-3-I, any related fund supplement, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. UBS-3-I, any related fund supplement and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a)   it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (Comisión Nacional de Valores) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (Banco Central de Venezuela) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

STRUCTURED PRODUCTS CHARACTERIZATION

To help investors identify appropriate investment products ("structured products"), structured products can be organized into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The notes are classified as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.

Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.

Performance Strategies are structured to be strategic alternatives to index funds or exchange-traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.

Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

"Partial protection," if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

"Contingent protection," if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the note to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.